FILED BY AMERICA WEST HOLDINGS CORPORATION
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934
SUBJECT COMPANY: AMERICA WEST HOLDINGS CORPORATION
COMMISSION FILE NO. 1-12649

PLANE DEAL

The *Plane Talk* weekly merger update JULY 29, 2005

Meet the First Wave...

This week began with major merger news, when Doug Parker and Airways President & CEO Bruce Lakefield announced the first wave of the new company's leadership team. A letter to both companies' employees, explained that the new US Airways will have three key areas – operations, marketing and administration. In addition, public affairs and communications, also will report to Doug, who was named CEO on May 19 when the merger was announced. Bruce Lakefield will remain on the new company's Board of Directors, as vice chairman.


NEW LEADERSHIP TEAM
Operations
Al Crellin
oversees
safety
airports
maintenance
flight operations
inflight services
Marketing
Scott Kirby
oversees
sales
alliances
marketing
scheduling/planning
information technologies
revenue management
distribution
reservations
Admin.
Jeff McClelland
oversees
legal
finance
labor relations
human resources
owned/affiliate operations
General Counsel
Jim Walsh
oversees
legal affairs
CFO
Derek Kerr
oversees
accounting
purchasing
corporate finance
financial planning/analysis
investor relations
Public Affairs
C.A. Howlett
oversees
govt. affairs
community relations
Communications
Elise Eberwein
oversees
media relations
investor relations
employee communications

Integration Gets A Helping Hand

Helping in the integration process are two consultant groups, FTI and Towers/Perrin. Each is responsible for a very different area of the America West/US Airways integration; however they're equally critical in its success.

continued on Page 4...

TABLE OF CONTENTS

Leadership Team Bios. . . . . Page 2
Recent FAQs . . . . Page 3
Town Hall Schedule. . . . . . Page 3
Guiding Principles . . . . Page 4

RESOURCES

awaCompass.com	AWA employee Web site
CEO Weekly Hotline	(888) 292-5087 and (480) 693-4487
Merger Voicemail Hotline	(866) 766-4682 and (480) 693-1330
Plane Talk	Monthly newsletter mailed to homes
Plane Deal	Weekly newsletter distributed at work
Managers and Supervisors	They're there to answer your questions
E-mail	merger@americawest.com
Employee Assistance Program	(800) 837-4292 or www.holmangroup.com

July 29, 2005 An America West Employee Publication Plane Deal Issue Eleven

PLANE DEAL

Meet the Team



Al Crellin, 58, will come to the new US Airways to take responsibility for the airline's operations, including flight operations, maintenance, airports and inflight services. Al came to U.S. Airways from Pacific Southwest Airlines, where he spent 17 years. Sources tell us Al's likeness may have served as the original inspiration for PSA's infamous smiley faces that adorned their airplanes.

Aside from PSA, Al's "former lives" include: LAPD officer and U.S. Marine. Al is currently US Airways' EVP of operations. Al is reportedly an automobile enthusiast (Corvettes, in particular, excite this man), yet he still refuses to stop and ask for directions. Al, we are co-mailing a map to Tempe. Welcome!



The youngest and (sources tell us) least decisive* of the group, Scott Kirby, 37, will be responsible for the sales, marketing, and information systems areas at US Airways. He'll also oversee revenue management, information technologies, scheduling/planning, marketing, alliances, distribution and reservations.

Scott started his career immediately after kindergarten, heading straight to the Pentagon, where he was an economist in the Secretary of Defense-Program Acquisition and Evaluation Office. He dabbled in operations research for Sabre Decision Technologies, and then began a quick (ok, meteoric) rise at America West.

Scott is currently AWA's EVP of sales and marketing. He's the proud father of three girls and we often relish envisioning Scott's life when the three little girls reach their teen years.



US Airways' new Executive Vice President of Administration, Jeff McClelland, 46, got his first taste of aviation as a pilot in the US Navy. As AWA's chief operating officer, he keeps his feet firmly planted and his eye on the ball, as he's an avid golfer (keep your head down when you swing Jeff…Fore!).

After parking his Navy jet, Jeff spent three years with American Airlines and was with Northwest for eight years. Along the way, he welcomed four sons, ages three to 16, making the McClelland household a busy one. How does he remain so calm?

At the new US Airways, Jeff will oversee finance, legal, human resources, labor relations and the owned affiliate operations.



Jim Walsh, 57, was named senior vice president and general counsel for the new airline. He will oversee all legal affairs and will report directly to Jeff.

Jim, a Notre Dame alum, turned his back on Hollywood by declining a role in the movie, Rudy,* choosing to work in the more stable and stress-free airline industry. He can be heard humming the Notre Dame fight song throughout the day.

Jim brings almost three decades of aviation-related business and law experience to the company, having worked with American Airlines for 12 years. Prior to America West, Jim was part of aircraft manufacturer Fairchild Dornier Corporation.



C.A. Howlett, 61, will oversee government affairs and community relations with the new US Airways. For years, we've tried to crack the code (what does the "C" and the "A" stand for?). Even during negotiations, the new equity investors pressed, but were not privy to this top-secret information.

After a stint at the White House during the Reagan era, C.A. spent two decades in a variety of professional positions, including senior jobs with Salt River Project and the City of Phoenix. C.A. is currently SVP, public affairs at America West. He and his lovely wife Nan enjoy University of Colorado football games in the fall (Go Rams! Oops, guess we meant Buffs!).



More than just a numbers guy, Derek Kerr, 40, will be the CFO at the new US Airways. He is responsible for corporate finance, financial planning and analysis, accounting, purchasing and investor relations.

A rabid Michigan Wolverines fan and sports enthusiast, Derek's favorite color? You guessed it? Blue. Derek's favorite saying (other than "the budget won't support that initiative")? Go Big Blue!

Before making his way out to the Wild West, Derek worked in several financial planning and analysis positions with Northwest Airlines. He was also a flight test coordinator/control engineer with Northrop Corporation's B-2 Division.



Always seen, but never heard*, Elise Eberwein, 40, will be Vice President of Communications for the new US Airways, responsible for media, employee communications, and investor relations.

Elise has spent nearly half of her "young" life in aviation. She turned in her TWA flight attendant wings to transfer to that airline's marketing and communications departments. After 11 years with TWA, she left the Midwest for the Rocky Mountains to work, first, for Western Pacific, then for Frontier Airlines. Sources tell us she's still bitter about losing the role of Uli Derickson (the TWA flight attendant who was a hero in the 1985 TWA hostage situation) to former Bionic Woman star Lindsay Wagner. Elise is currently Vice President of Corporate Communications for America West.

***Outright lie**

PLANE DEAL 2

P L A N E D E A L

FAQs From YOU

The channels of communication are open and employees are using them to ask good questions. Here are some recently submitted questions:

Q: According to an article in the Charlotte Observer, US Airways says they predict they will make a profit by 2007 if their creditors approve the merger. Does this mean if the merger goes through, we're planning on running an unprofitable airline for a year?

A: While we would like to be able to answer this question, with the shareholder vote not yet complete as well as a rights offering pending, we simply can't comment at all on the financial information that has been filed with the bankruptcy court thus far. We suspect that is what drove the Observer story (reporters reviewing bankruptcy court filings) but at this time, the Securities and Exchange Commission (SEC) dictates the company not comment beyond what is publicly filed and we need to honor that requirement.



Ben Kownack, tecnology assistance, asks a question during the T4 Town Hall.

Q: Since we will no longer have the name America West is there any consideration as to a way of keeping the memory of the airline alive? For example, keep the same livery we presently have and move it to the new combined airline.

A: A lot of consideration went into the name change and although we're switching to US Airways, we're committed to keeping the America West name alive in some way. We're also interested in ensuring some of the past airlines that went into US Airways are somehow kept alive, so without giving any more away, we'll just say stay tuned.

Q: Will the US Airways fleet be reconfigured to match America West configuration?

A: We haven't done the full analysis, but it's likely that for any sub fleets that are easy and inexpensive to reconfigure, we would likely go to a common configuration. For bigger changes (such as moving lavs or galleys), we will have to evaluate those changes in the long-term view of the company.

Q: During the webcast on Friday, Doug commented that he anticipated us being close to "right sized" by Oct. 1. When the merger was first announced, he had said that around 6,000 positions would be eliminated between the two airlines, much of it through attrition. I'm wondering if anyone knows if or when we will be seeing some of the furlough offers, early retirement offers, and some halting of the hiring process for non-operational or administrative positions? Six thousand positions translate to a lot of people losing their jobs and Oct. 1 isn't that far off.

A: We don't expect 6,000 jobs to go away by Oct. 1. Keep in mind we will be running both airlines on their own operating certificate for up to three years. Between Oct. 1 and the day we finally go to one operating certificate we expect that, over time, natural attrition will account for the job reduction, rather than furloughs. Doug's comment was more directed at the fleet (returning aircraft to lessors, mostly on the Airways side).



T4 employees listened to Doug during the July 25 Town Hall.

Long term, we'll likely need fewer people to run the collective operation; however, as Doug has said, we hope that attrition will account for much of the necessary reduction. As always, we're focused on minimizing the impact on America West employees and, at this time, we anticipate there will be minimal impact for many of the operation-specific areas.

Q: With the merger will pass riders use their seniority to pass ride?

A: We know employees (and pass riders) are on the edges of their seats waiting for pass policy information, but we simply don't have an update yet because a final pass policy decision has not been made. Clearly this is one of the hottest issues, if not the hottest, related to the merger (not to downplay employment, pay, seniority, etc.). But as airline employees, a lot of us are here for the pass travel benefits, which give us the ability to just say, hey, I think I'll go to Vegas this weekend, and then do just that. This kind of flexibility doesn't exist for most of the world unless you work for an airline because last minute travel is expensive. Employees can appreciate that just saying it's one way or the other means one group of employees will be very unhappy. With that, the steering committee wants to take sufficient time to analyze other airline policies, look at what both America West and US Airways do today and make a careful and thoughtful decision.

TOWN HALL SCHEDULE

Aug 9 LAS 12:30 p.m. & 8 p.m.

PLANE DEAL 3

PLANE DEAL Following is legal language, which we’re required to print on each internal and INTEGRATION external publication related to the merger. GUIDING PRINCIPLESFORWARD-LOOKING STATEMENTS Certain of the statements contained herein should be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “could,” “should,” and “continue” and similar terms used in connection with statements regarding the companies’ outlook, expected As America West and US Airways work together fuel costs, the RASM environment, and the companies’ respective expected 2005 financial performance. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving America West Holdings Corporation toward combining the company and make decisions (“America West”) and US Airways Group, Inc. (“US Airways” and, together with America West, the “companies”), including future financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements that are not historical facts. for the new US Airways, four guiding principles Such statements are based upon the current beliefs and expectations of America West and US Airways’ management and are subject to significant risks and uncertainties that could cause the companies’ actual results and financial position to differ materially from these statements. lead every step of the way.Such risks and uncertainties include, but are not limited to, the following: the ability of the companies to obtain and maintain any necessary financing for operations and other purposes, whether debtor-in-possession financing, in the case of US Airways, or other financing; the ability of the companies to maintain adequate liquidity; the duration and extent of the current soft economic conditions; the impact of global instability including the continuing impact 1. Operate both airlines, and ultimately one of the continued military presence in Iraq and Afghanistan and the terrorist attacks of Sept. 11, 2001 and the potential impact of future hostilities, terrorist attacks, infectious disease outbreaks or other global events; changes in prevailing interest rates; the ability to attract and retain qualified personnel; the ability of the companies to attract and retain customers; merged airline, with safety as the the cyclical nature of the airline industry; competitive practices in the industry, including significant fare restructuring activities by major airlines; the impact of changes in fuel prices; economic conditions; labor costs; security-related and insurance costs; weather conditions; cornerstone of every decision. government legislation and regulation; relations with unionized employees generally and the impact and outcome of the labor negotiations; US Airways ability to continue as a going concern; US Airways’ ability to obtain court approval with respect to motions in the Chapter 2. Create a low cost carrier culture throughout 11 proceedings prosecuted by it from time to time; the ability of US Airways to develop, prosecute, confirm and consummate one or more plans of reorganization with respect to the Chapter 11 proceedings; risks associated with third parties seeking and obtaining court merged organizationapproval to terminate or shorten the exclusivity period for US Airways to propose and confirm one or more plans of reorganization, to appoint a Chapter 11 trustee or to convert the cases to Chapter 7 cases; the ability of US Airways to obtain and maintain normal terms with vendors and service providers; US Airways’ ability to maintain contracts that are critical Bias toward simplicityto its operations; the potential adverse impact of the Chapter 11 proceedings on US Airways’ liquidity or results of operations; the ability of US Airways to operate pursuant to the terms of its financing facilities (particularly the financial covenants); the ability of US Airways to fund Renegotiate every vendor relationship and contract to take and execute its Transformation Plan during the Chapter 11 proceedings and in the context of a plan of reorganization and thereafter; and other risks and uncertainties listed from time to time in the companies’ reports to the SEC. There may be other factors not identified above advantage of increased purchasing power and improved of which the companies are not currently aware that may affect matters discussed in the forward-looking statements, and may also cause actual results to differ materially from those discussed. The companies assume no obligation to publicly update any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting balance sheet of the new organizationsuch estimates other than as required by law. Similarly, these and other factors, including the terms of any reorganization plan of US Airways ultimately confirmed, can affect the value of the US Airways’ various prepetition liabilities, common stock and/or other equity securities. 3. Build an airline that is customer-focused Accordingly, the companies urge that the appropriate caution be exercised with respect to existing and future investments in any of these liabilities and/or securities. Additional factors that may affect the future results of America West and US Airways are set forth in their Present “one face” to the customer on Day One,respective filings with the SEC, which are available at http://www.shareholder.com/ameri-cawest/edgar.cfm and htt p://investor.usairways.com/edgar.cfm, respectively. ADDITIONAL INFORMATION AND WHERE TO FIND IT including all customer touch points such as theIn connection with the proposed merger transaction, US Airways Group and America West have filed a Registration Statement on Form S-4 and other documents with the Securities and Exchange Commission (Registration No. 333-126162) containing a preliminary joint proxy Web sites, ticket counters, reservations, inflight statement/prospectus regarding the proposed transaction. The proxy state ment/prospectus will be mailed to stockholders of America West after the registration statement is declared effective by the SEC. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT announcements, etc.AND PROXY STATEMENT AND OTHER RELATED MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors will be able to obtain 4.Establish a culture that honors the past, free copies of the registration statement and proxy statement, as well as other filed documents containing information about US Airways Group and America West (when available) at http://www.sec.gov, the SEC’s website. Free copies of America West’s SEC filings are also available on America West’s website at http://www.shareholder.com/americawest/edgar.cfm, celebrates our distinct histories but looks or by request to Investor Relations, America West Holdings Corporation, 111 West Rio Salado Pkwy, Tempe, Arizona 85281. Free copies of US Airways Group’s SEC filings are also available on US Airways Group’s website at http://investor.usairways.com/edgar.cfm or by request forward to our collective futureto Investor Relations, US Airways Group, Inc., 2345 Crystal Drive, Arlington, VA 22227. This communication shall not constitute an offer to sell or the solicitation of an offer to buy Ensure people selection is fairany securities, nor shall there by any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of Ensure policy decisions can pass the “look the person a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. PARTICIPANTS IN THE SOLICITATION America West, US Airways Group and their respective executive officers and directors may be in the eye and explain why” testdeemed, under SEC rules, to be participants in the solicitation of proxies from America West’s stockholders with respect to the proposed transaction. Information regarding the officers and directors of America West is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on April 15, 2005. Information regarding the office rs and directors of US Airways Group is included in its 2004 Annual Report filed with the SEC on Form 10-K on March 1, 2005. More detailed information regarding the identity of potential participants, and their interests in the solicitation, is set forth in the registration statement and proxy statement and other materials filed with the SEC in connection with the proposed transaction. Integration Gets A Helping Hand (continued from Page 1) FTI Consulting is the project manager overseeing the 12 integration teams. They’re working PLANE DEAL with each team leader to provide overall strategic direction and to keep integration progress moving. FTI will collect weekly progress updates from each leader, which they’ll JULY 29, 2005 ISSUE ELEVEN report back to the Steering Committee. Plane Deal is a weekly publication created by Towers Perrin, an HR/labor consultant, is working specifically on the new company’s Corporate Communications to keep employees structure. Now that the executive team is in place, Towers/Perrin will help in structuring informed during the merger process. those departments’ vice presidents, directors, and on and on. They won’t be matching employees to jobs; however they will assist in developing the process for that selection.E d i t o r : Peggy Sailer Contact: (480) 693-3770 Under the direction of Scott Kirby, both teams are working with special attention to the merger@americawest.com company’s Integration Guiding Principles, which are listed above. PLANE DEAL 4

FORWARD-LOOKING STATEMENTS
Certain of the statements contained herein should be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “could,” “should,” and “continue” and similar terms used in connection with statements regarding the companies’ outlook, expected fuel costs, the RASM environment, and the companies’ respective expected 2005 financial performance. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving America West Holdings Corporation (“America West”) and US Airways Group, Inc. (“US Airways Group” and, together with America West, the “companies”), including future financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of America West and US Airways Group’s management and are subject to significant risks and uncertainties that could cause the companies’ actual results and financial position to differ materially from these statements. Such risks and uncertainties include, but are not limited to, the following: the ability of the companies to obtain and maintain any necessary financing for operations and other purposes, whether debtor-in-possession financing, in the case of US Airways Group, or other financing; the ability of the companies to maintain adequate liquidity; the duration and extent of the current soft economic conditions; the impact of global instability including the continuing impact of the continued military presence in Iraq and Afghanistan and the terrorist attacks of Sept. 11, 2001 and the potential impact of future hostilities, terrorist attacks, infectious disease outbreaks or other global events; changes in prevailing interest rates; the ability to attract and retain qualified personnel; the ability of the companies to attract and retain customers; the cyclical nature of the airline industry; competitive practices in the industry, including significant fare restructuring activities by major airlines; the impact of changes in fuel prices; economic conditions; labor costs; security-related and insurance costs; weather conditions; government legislation and regulation; relations with unionized employees generally and the impact and outcome of the labor negotiations; US Airways Group’s ability to continue as a going concern; US Airways Group’s ability to obtain court approval with respect to motions in the Chapter 11 proceedings prosecuted by it from time to time; the ability of US Airways Group to develop, prosecute, confirm and consummate one or more plans of reorganization with respect to the Chapter 11 proceedings; risks associated with third parties seeking and obtaining court approval to terminate or shorten the exclusivity period for US Airways Group to propose and confirm one or more plans of reorganization, to appoint a Chapter 11 trustee or to convert the cases to Chapter 7 cases; the ability of US Airways Group to obtain and maintain normal terms with vendors and service providers; US Airways Group’s ability to maintain contracts that are critical to its operations; the potential adverse impact of the Chapter 11 proceedings on US Airways Group’s liquidity or results of operations; the ability of US Airways Group to operate pursuant to the terms of its financing facilities (particularly the financial covenants); the ability of US Airways Group to fund and execute its Transformation Plan during the Chapter 11 proceedings and in the context of a plan of reorganization and thereafter; and other risks and uncertainties listed from time to time in the companies’ reports to the SEC. There may be other factors not identified above of which the companies are not currently aware that may affect matters discussed in the forward-looking statements, and may also cause actual results to differ materially from those discussed. The companies assume no obligation to publicly update any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting such estimates other than as required by law. Similarly, these and other factors, including the terms of any reorganization plan of US

Airways ultimately confirmed, can affect the value of the US Airways Group’s various prepetition liabilities, common stock and/or other equity securities. Accordingly, the companies urge that the appropriate caution be exercised with respect to existing and future investments in any of these liabilities and/or securities. Additional factors that may affect the future results of America West and US Airways Group are set forth in their respective filings with the SEC, which are available at http://www.shareholder.com/americawest/edgar.cfm and http://investor.usairways.com/edgar.cfm, respectively.
ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the proposed merger transaction, US Airways Group and America West have filed a Registration Statement on Form S-4 and other documents with the Securities and Exchange Commission (Registration No. 333-126162) containing a preliminary joint proxy statement/prospectus regarding the proposed transaction. The proxy statement/prospectus will be mailed to stockholders of America West after the registration statement is declared effective by the SEC. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT AND OTHER RELATED MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the registration statement and proxy statement, as well as other filed documents containing information about US Airways Group and America West (when available) at http://www.sec.gov, the SEC’s website. Free copies of America West’s SEC filings are also available on America West’s website at http://www.shareholder.com/americawest/edgar.cfm, or by request to Investor Relations, America West Holdings Corporation, 111 West Rio Salado Pkwy, Tempe, Arizona 85281. Free copies of US Airways Group’s SEC filings are also available on US Airways Group’s website at http://investor.usairways.com/edgar.cfm or by request to Investor Relations, US Airways Group, Inc., 2345 Crystal Drive, Arlington, VA 22227.
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there by any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
PARTICIPANTS IN THE SOLICITATION
America West, US Airways Group and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from America West’s stockholders with respect to the proposed transaction. Information regarding the officers and directors of America West is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on April 15, 2005. Information regarding the officers and directors of US Airways Group is included in its 2004 Annual Report filed with the SEC on Form 10-K on March 1, 2005. More detailed information regarding the identity of potential participants, and their interests in the solicitation, is set forth in the registration statement and proxy statement and other materials filed with the SEC in connection with the proposed transaction.